May 3, 2012

Via EDGAR and Federal Express

Gregory Dundas, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Access Plans, Inc.

Information Statement on Schedule 14C

Filed May 3, 2012

File No. 0-30099

Dear Mr. Dundas:

Access Plans, Inc. (the “Company”) has filed with the Commission the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”). The Preliminary Information Statement contains all of the disclosures in response to the Staff’s letters of April 12 and April 20 that are contained in Amendment No. 2 of the Schedule 14C Information Statement filed with the Commission on May 1 (the “Previously Filed Information Statement”), a courtesy copy of which was provided. Three courtesy copies of this letter and the Preliminary Information Statement are also being delivered to you.

It is our understanding that the Previously Filed Information Statement was not properly coded by our financial printer and EDGAR filer, RR Donnelley. Upon this discovery, representatives of RR Donnelley contacted the Staff and explained the coding error. After learning of the error, the Company’s securities counsel, Michael E. Dunn, contacted the Staff and was informed that there would be a need to file the Preliminary Information Statement with proper coding and the 10-day comment or waiting period would then be applicable.

As mentioned above, the Preliminary Information Statement has been filed with the Commission. The Company regrets the coding error that was made in connection with filing the Previously Filed Information Statement. However, the Preliminary Information Statement is identical to Amendment No. 2 to the Previously Filed Information Statement, and contains all of the disclosures in response to the Staff’s comments. Accordingly, the Company hereby respectfully requests that the Staff take the position that the Preliminary Information Statement, as filed, will not be further reviewed by the Staff, and further respectfully requests that the Staff shorten or waive the 10-day comment or waiting period. The Company and Affinity Insurance Services, Inc. desire to close the merger transaction described in the Preliminary Information Statement (and Previously Filed Information Statement) on May 31 or June 1. If the 10-day comment or waiting period is not shortened or waived, that period, plus the required 20-day period following distribution of the Information Statement to the Company’s shareholders, will delay completion of the merger transaction past the May 31 or June 1 target closing date.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Information Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Information Statement; and (iii) the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event the Staff has any questions regarding the foregoing request, please contact the undersigned at 405-579-8525.

Very truly yours,

/s/ Bradley W. Denison

Bradley W. Denison

Chief Operating Officer and Secretary